Exhibit 99.2

RNS Number: 0136R
Wolseley PLC
17 October 2003

Wolseley plc – Directors’ Long Term Incentive Scheme Awards

Notification under the Listing Rules – Directors – Rule 16.3 (c)

Long Term Incentive Scheme Awards under the Wolseley plc 2001 Long Term Incentive Scheme and the Wolseley plc 2002 Long Term Incentive Scheme (‘Schemes’)

On 16 October 2003 conditional awards were made under the Schemes to 51 senior executives and 6 executive directors. The award made to Mr Banks under the 2001 Scheme and the awards made under the 2002 Scheme to the executive directors were based upon 50% of each participant’s base salary. These awards only vest upon the achievement of certain corporate performance targets, which will usually be assessed over a three-year period. No consideration is payable either at allocation or on vesting of all or part of the awards.

The following table shows the conditional awards made to the six executive directors who participated in the Schemes.

Name	Conditional awards made on 16 October 2003 in £

C A Banks	390,965
J Regis-Descours	159,747
F N Hord	145,439
C S Hornsby	189,227
G Legtmann	175,000
S P Webster	192,500

This information is provided by RNS
The company news service from the London Stock Exchange

END